Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 001-31819

Date: December 15, 2008

This script and its contents remain the property of Georgeson Shareholder Communications Canada Inc., (“Georgeson”) and may not be transmitted, disclosed or used in any form without the prior written permission of Georgeson.

RUSORO MINING LTD.

OFFER TO PURCHASE

all of the outstanding Gold Reserve Equity of

GOLD RESERVE INC.

Information Agent Line

North American Toll Free Number:  1- 888-605-7615

Banks and Brokers call collect:  1-212-806-6859

Brief

Special Instructions to Call Centre Representatives

DO NOT DEVIATE FROM THE SCRIPT OR OFFER ANY PERSONAL COMMENT.

This script has been reviewed by the client and/or their legal advisers and must be adhered to strictly.  You must not provide what you think may be the answer.  All answers must be based on publicly available information and more importantly, DO NOT OFFER ANY OPINION or give advice, as this could be in breach of the law.

Type of Offer: Hostile Offer

RUSORO MINING LTD.

OFFER TO PURCHASE

all of the outstanding Gold Reserve Equity of

GOLD RESERVE INC.

The offer

Rusoro Mining Ltd. (“Rusoro” or the “Offeror”) has made an offer (the “Offer”) to purchase all of the issued and outstanding Class A common shares (the “Gold Reserve Shares”) of Gold Reserve Inc. (“Gold Reserve”) and all of the issued and outstanding equity units (the “Gold Reserve Equity Units” and together with the Gold Reserve Shares, the “Gold Reserve Equity”) of Gold Reserve, and including any Gold Reserve Equity that may become issued and outstanding after the date of this Offer but prior to the Expiry Time upon the conversion, exchange or exercise of any securities of Gold Reserve (other than SRP Rights) that are convertible into or exchangeable or exercisable for Gold Reserve Equity, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Gold Reserve.

Offered Consideration	3 Rusoro Shares for each Gold Reserve Share or Gold Reserve Equity Unit.

Expiry time	12:00 MIDNIGHT EASTERN TIME, AT THE END OF JANUARY 21, 2009.

Listing	Gold Reserve Shares	Toronto Stock Exchange (“TSX”) and the New York Stock Exchange Alternext US LLC (“NYSE Alternext”) under the symbol “GRZ”.

	Rusoro Shares	TSX Venture Exchange (“TSXV”) under the symbol “RML”.

Manner of Acceptance

Registered

The Offer may be accepted by Gold Reserve Equityholders by delivering certificates representing the Gold Reserve Equity that is being deposited, together with a duly completed and signed Letter of Transmittal to the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time.

Alternatively, Gold Reserve Equityholders may,
	(i)	accept the offer by following the procedures for book-entry transfer established by CDS Clearing and Depository Services Inc. and Depository Trust Company; or
	(ii)	follow the procedure for guaranteed delivery.

“For additional questions on how to complete the LT, refer Gold Reserve Equityholders to the Depositary.”

Beneficial

Gold Reserve Equityholders whose Gold Reserve Equity is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

Depositary	Computershare Investor Services Inc. @ Toll Free (North America): 1-800-564-6253 or Overseas: 1-514-982-7555

For Georgeson’s Internal Use Only

Offer Brief

Q&A

*Currency

Unless otherwise indicated, all references to “$” or “dollars” in the Offer and Circular refer to United States dollars and all references to “Cdn.$” in this Offer and Circular refer to Canadian dollars.

1.  Who is offering to buy my Gold Reserve Shares or Gold Reserve Equity Units?

Rusoro Mining Ltd. (“Rusoro” or the “Offeror”).

Rusoro is a company principally engaged in the exploration, mining and processing of gold in Venezuela.  Rusoro is a British Columbia, Canada, company and it’s Rusoro Shares are listed on the TSXV under the symbol “RML”.

“See Section 1 of the Circular, “Rusoro” starting on pp. 8 & 42”

2.  What is Rusoro proposing?

Rusoro is offering to purchase all of the issued and outstanding Gold Reserve Shares and Gold Reserve Equity Units, which is referred to collectively, as the “Gold Reserve Equity”, subject to the terms and conditions set forth in the Offer and Circular.

3.  What would I receive in exchange for my Gold Reserve Equity?

For each Gold Reserve Share or Gold Reserve Equity Unit you hold and validly tender in accordance with the terms of the Offer and do not subsequently withdraw, Rusoro is offering 3 Rusoro Shares.

4.  Will fractional Rusoro Shares be issued in the Offer?

No. Rusoro will not issue fractional Rusoro Shares.  Instead, where a Gold Reserve Equityholder is to receive Rusoro Shares as consideration under the Offer and the aggregate number of Rusoro Shares to be issued to such Gold Reserve Equityholder would result in a fraction of a Rusoro Share being issuable, the number of Rusoro Shares to be received by such Gold Reserve Equityholder will either be rounded up (if the fractional interest is 0.5 or more) or rounded down (if the fractional interest is less than 0.5) to the nearest whole number.

5.  Is the offer being made for securities other than the Gold Reserve Equity?

The Offer is not being made for any Gold Reserve Options, Gold Reserve Notes or other rights to acquire Gold Reserve Shares.

Any holder of such securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such securities sufficiently in advance of the Expiry Time of the Offer in order to obtain Gold Reserve Shares that may be deposited in accordance with the terms of the Offer.

6.	Why should I accept the offer?

•

Compelling Premium. On December 12, 2008, which is the last trading day prior to the date on which Rusoro announced the Offer, the closing price of the Gold Reserve Shares listed on the TSX was Cdn.$0.45 and on the NYSE Alternext was $0.39. The volume-weighted average price of the Gold Reserve Shares on the TSX for the 30 trading days ended December 12, 2008 was Cdn.$0.436 and on the NYSE Alternext was $0.330. Based on the closing price of the Rusoro Shares on the TSXV on December 12, 2008, the Offer represents a premium of approximately 140% over the closing price of the Gold Reserve Shares on the TSX on the same date. Based on the volume-weighted average price of the Rusoro Shares on the TSXV for the 30 trading days ended December 12, 2008, the Offer represents a premium of approximately 209% over the volume-weighted average price of the Gold Reserve Shares on the TSX for the same period.

•	Immediate Production. Rusoro is expected to produce in excess of 100,000 attributable gold ounces in 2008 from its existing proven and probable reserves.

•

World Class Reserve and Resource Base. The Combined Company would have 12.2 million ounces of proven and probable gold reserves. Measured and indicated resources, inclusive of reserves, would total 18.9 million ounces of gold. The Combined Company would also have additional resources of 9.3 million inferred gold ounces. In addition, the Brisas Project contributes 1.4 billion pounds of copper in proven and probable reserves.

•	Ongoing Participation in Brisas. Based on the Offered Consideration, Gold Reserve Equityholders would collectively own approximately 30.4% of the Combined Company on an issued share basis.

•

Opportunity to Consolidate the KM88 Region. Rusoro has proven itself as a Venezuelan gold consolidator through the successful acquisition of both Gold Fields’ Choco 10 mine and Hecla’s Isidora mine. Rusoro will look to further consolidate the world-class KM88 Region in Bolivar State, Venezuela.

•

Established Relationship with the Venezuelan Government. Rusoro has established the first mixed enterprise joint venture of its kind with the Venezuelan government in the mining industry by agreeing to form a joint venture over the Isidora gold mining assets that Rusoro recently acquired from Hecla.

•

Concrete Synergies. The combination of Rusoro and Gold Reserve will not only produce corporate synergies through the rationalization of head offices, regulatory filing requirements and executive teams, the strictly Venezuelan location of all material operations will enable the Combined Company to optimize in-country operations as well. Gold Reserve’s Choco 5 property is adjacent to Rusoro’s Choco 10 mine and Gold Reserve’s Brisas property is 10 kilometres south of Rusoro’s Yuruan property, all in Bolivar State, Venezuela. Rusoro expects to reduce duplicated in-country costs while optimizing operations including drilling, the use of construction and mining equipment, ore processing opportunities as well as regulatory and logistical requirements surrounding imports and permitting.

•	Full Exposure to Gold Price. Based on Gold Reserve’s publicly available information, none of the gold production of the Combined Company is hedged.

•

Tax Efficient Structure. The Offer has been structured as an all-share offer that will allow Gold Reserve Shareholders who tender to the Offer to do so on a tax efficient basis. Canadian resident Gold Reserve Shareholders may receive Rusoro Shares on a tax-deferred basis under Canadian tax roll-over treatments. Subject to the Passive Foreign Investment Company rules, U.S. resident Gold Reserve Shareholders may also receive tax-deferral treatment if the Offer is a qualified reorganization under U.S. federal tax law.

•                 Optimization and Consolidation Opportunities.  If the Offer is accepted and Rusoro acquires all of the outstanding Gold Reserve Equity, Rusoro intends to:  (a) expedite its development and expansion plans at its Choco 10 mine and Increible 6 project; (b) identify opportunities to optimize the development of Gold Reserve’s Choco 5 project which is adjacent to Rusoro’s Choco 10 mine; (c) obtain the requisite development permits in respect of the Brisas project in order to recommence construction in a timely manner; and (d) discuss further consolidation opportunities in the KM88 region of Venezuela with the Venezuelan government.  As mentioned, Gold Reserve’s Choco 5 property is adjacent to Rusoro’s Choco 10 mine and Gold Reserve’s Brisas property is 10 km south of Rusoro’s Yuruan property.

•                  Ability to deliver results in Venezuela.  Since commencing Venezuelan operations, Rusoro has been able to:

•                  Develop an extensive land package with 2.0 million proven and probable gold ounces in reserves, plus a resource, inclusive of reserves, of 7.1 million measured and indicated gold ounces.  Rusoro also has an additional 7.1 million ounces of gold in inferred resources;

•                  Permit and develop its San Rafael/El Placer project operations which are expected to reach commercial production in 2010;

•                  Restart the Choco 10 mine acquired from Gold Fields after it had been effectively shut down as a result of both permitting and labour issues;

•                  Restart the Isidora mine operations acquired from Hecla after it had been effectively shut down as a result of both permitting and labour issues.

“Refer to the Circular starting on pp.9 and 44 for complete information.”

7.  How many Rusoro Shares could be issued pursuant to the Offer?

Rusoro expects to issue approximately 170,696,373 million Rusoro Shares based on the number of Gold Reserve Shares and Gold Reserve Equity Units outstanding as at November 12, 2008 and assuming that all of the Gold Reserve Shares and Gold Reserve Equity Units outstanding as at November 12, 2008 are acquired upon completion of the Offer and any Subsequent Acquisition Transaction, and assuming that none of the holders of Gold Reserve Options elect to exercise their Gold Reserve Options and none of the holders of Gold Reserve Notes elect to convert their Gold Reserve Notes in advance of the successful completion of the Offer.

8.  Will my ownership and voting rights as a shareholder of the company created by the combination of Rusoro and Gold Reserve be the same as my ownership and voting rights as a shareholder of Gold Reserve?

As noted above, Rusoro expects to issue approximately 170,696,373 million Rusoro Shares in connection with the Offer, which would result in there being a total of approximately 561,474,319 million Rusoro Shares outstanding (based on the number of Rusoro Shares outstanding as at December 12, 2008), with Gold Reserve Equityholders holding approximately 30.4% of the Rusoro Shares on an issued basis.  Each Gold Reserve Share and Gold Reserve Equity Unit carries the right to one vote at meetings of Gold Reserve Shareholders.  Each Rusoro Share carries the right to one vote at meetings of Rusoro Shareholders.

9.  Is the offer subject to any conditions?

The Offer is subject to several conditions, some of the most important of which are as follows:

•                  there being validly deposited under the Offer and not withdrawn at the Expiry Time, Gold Reserve Shares representing not less than 66 2/3% of the total outstanding Gold Reserve Shares and Gold Reserve Equity Units representing not less that 66 2/3% of the total outstanding Gold Reserve Equity Units (in each case calculated on a fully-diluted basis);

•                  the execution, in form and substance satisfactory to Rusoro, of a supplemental indenture with respect to the Gold Reserve Notes which excludes the Offer and any Subsequent Acquisition Transaction from the definition of a “Fundamental Change” (as such term is defined in Section 15.01(a) of the Indenture for the Gold Reserve Notes, between Gold Reserve and The Bank of New York); and

•                  the Shareholder Rights Plan being waived, invalidated or cease traded.

“Refer to the offer Circular starting on pp. 10 & 25 for a complete list of conditions.”

10.  When will take-up and payment for deposited Gold Reserve Equity occur?

If the conditions of the Offer are satisfied or waived, and if Rusoro consummates the Offer and takes up your Gold Reserve Equity, you will receive the Rusoro Shares issued as consideration for the Gold Reserve Equity tendered to the Offer promptly after the Expiry Time.

11.  Will I have to pay any fees or commissions if I accept the offer?

If you are the registered owner of your Gold Reserve Equity and you tender your Gold Reserve Equity directly to the Depositary, you will not have to pay brokerage fees or incur similar expenses.

If you own your Gold Reserve Equity through a broker or other nominee and your broker tenders the Gold Reserve Equity on your behalf, your broker or nominee may charge you a fee for doing so.  You should consult your broker or nominee to determine whether any charges will apply.

12.  Will I be able to withdraw previously tendered Gold Reserve Equity?

Yes. You may withdraw Gold Reserve Equity previously tendered by you at any time

(i)                                     before Gold Reserve Equity deposited under the Offer is taken up by Rusoro under the Offer,

(ii)                                  if your Gold Reserve Equity has  not been paid for by Rusoro within three business days after having been taken up, and

(iii)                               in certain other circumstances.

“Refer to the Circular starting on pp.12 & 38 for more details and instructions on how to withdraw.”

13.  Will I be able to trade the Rusoro Shares I receive?

You will be able to trade the Rusoro Shares that you receive under the Offer.

Statutory exemptions allow such trading in Canada and upon Rusoro’s registration statement on Form F-10 filed with the SEC becoming effective in the United States, and Rusoro’s satisfaction of any required Blue-Sky state filings within the United States, non-affiliates will be able to trade their Rusoro Shares received under the Offer in the United States.  In connection with the Offer, Rusoro has applied to list on the TSXV the Rusoro Shares offered to Gold Reserve Equityholders pursuant to the Offer.  The Rusoro Shares will not be listed on a U.S. stock exchange.

14.  If I decide not to tender, how will my Gold Reserve Equity be affected?

If Rusoro takes up and pays for the Gold Reserve Equity validly tendered, Rusoro currently intends to take such action as is necessary, including effecting a Subsequent Acquisition Transaction, to acquire any Gold Reserve Equity not tendered.  It is Rusoro’s current intention that the consideration to be offered for Gold Reserve Equity under such Subsequent Acquisition Transaction will be the same consideration offered under the Offer.

“Refer to the Offer Circular Starting on pp.12 & 66 for more details.”

15.  Will Gold Reserve continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of holders of Gold Reserve Shares is sufficiently reduced, Gold Reserve may become eligible for termination of registration, and cease to be a reporting issuer in Canada and/or the United States.  The rules and the regulations of the TSX and the NYSE Alternext could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Gold Reserve Shares from such exchanges.  To the extent permitted by applicable law, Rusoro intends to delist the Gold Reserve Shares from the TSX and the NYSE Alternext and, where applicable, to cause Gold Reserve to cease to be a public company.

16.  If the Offer is successful will the Board of Directors and Management of Gold Reserve Change?

Yes.  If the Offer is successful it is anticipated that the current management of Rusoro will manage Gold Reserve in place of Gold Reserve’s current management and that the Gold Reserve Board of Directors will be replaced by nominees of Rusoro.

17.  What are the tax consequences of the offer?

The Offer has been structured as an all-share offer that will allow Gold Reserve Shareholders who tender to the Offer to do so on a tax efficient basis.  Canadian resident Gold Reserve Shareholders may receive Rusoro Shares on a tax-deferred basis under Canadian tax roll-over treatments.  Subject to the Passive Foreign Investment Company rules, U.S. resident Gold Reserve Shareholders may also receive tax-deferral treatment if the Offer is a qualified reorganization under U.S. federal tax law.

You should consult your own tax advisors to determine the particular tax consequences of tendering to the Offer.

“Also refer to the offer Circular starting on pp.5 & 72”

Machine Messages

1st Round Machine Message

Mr/Mrs/Miss <holder name>, I’m calling from Georgeson on behalf of Rusoro Mining Ltd. We are following up on important materials that were recently mailed to you regarding Rusoro Mining Ltd.’s offer to acquire your Class A common shares or equity units of Gold Reserve Inc.  Please call us back toll free (9AM to 11PM Eastern Time) as soon as possible at, 1-888-605-7615.  When calling, please refer to your reference # in this matter, <insert Georgeson #>. Thank you very much for your time and we look forward to speaking with you.

2nd Round Machine Message

Mr/Mrs/Miss <holder name>, I’m calling from Georgeson on behalf of Rusoro Mining Ltd. to remind you that it has offered to acquire your Class A common shares or equity units of Gold Reserve Inc.  If you have not yet deposited your Gold Reserve Equity under the offer or if you have not yet contacted your broker or other nominee regarding this offer, the expiry time is 12:00 MIDNIGHT EASTERN TIME ON JANUARY 21, 2009. To ensure your Gold Reserve Equity is deposited in time, please follow the directions on your letter of transmittal or contact your broker or other nominee as soon as possible. Please call us back toll free (9AM to 11PM Eastern Time) at 1-888-605-7615 as soon as possible.  Thank you for your time and we look forward to speaking with you.